Robert W. Walter, Esq. Phone (303) 667-7193 Rww200@comcast.net

December 12, 2005

VIA EDGAR

Duc Dang, Esq.

Mail Stop 3561

Office of Emerging Growth Companies

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Boulder Specialty Brands, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-126364

Filed July 1, 2005

Dear Mr. Dang:

On behalf of Boulder Specialty Brands, Inc., a Delaware corporation (“the Company”), we file with you herewith Amendment No. 5 (the “Amendment”) to the captioned Registration Statement on Form S-1 (the “Registration Statement”). Five marked copies of the Amendment are being delivered to you contemporaneously for the Staff’s use in its review.

The following responses are provided to further assist the Staff in its review of the Amendment. We have numbered the paragraphs below to correspond to the numbered paragraphs of the Staff’s letter of comment dated December 7, 2005 (the “Comment Letter”).

General

1. The description and structure of the founding director warrant purchase has been revised throughout the Amendment to reflect this purchase as being made pursuant to a concurrent private placement. Accordingly, the Company believes that the disclosure that otherwise would have been properly includable in the Amendment in response to the Staff’s comment concerning the “directed warrant program” is now inapposite. Appropriate disclosure has been added on page 25 in the “Risk Factors” section in order to incorporate disclosure concerning the effect of the Company’s public offering on the exemption relied upon with respect to the concurrent private placement.

Duc Dang, Esq.

U.S. Securities and Exchange Commission

December 12, 2005

2. Appropriate disclosure has been added on pages 35 and 53 concerning the reasons why the Company has used the measure of 80% of the amount held in the trust account.

3. The Company wishes to first note in response to this comment that the Staff was recently provided e-mail correspondence from Company counsel that had attached an announcement of the purchase of Good Earth Teas by Tetley. As the Staff is aware, Good Earth is one of the entities that Messrs. Hughes and Lewis had contacted prior to the Company’s formation and with which a potential purchase had been discussed.

The Company believes that public identification of either of the two other companies, only one of which had any substantive conversations with Messrs. Hughes and Lewis, is reasonably likely to jeopardize the potential acquisition of either company or both companies. The public identification of these entities would bring to the attention of potential strategic buyers in the food and beverage industries, as well as other financial buyers, the fact that such entities may be interested in selling their businesses. As Company management has had no contact with these companies (as disclosed in the Registration Statement and its Amendments) since the discontinuation of contact back in May 2005, management is not aware if the two candidates have (i) determined not to sell their businesses at the current time, (ii) decided to sell and retained a business broker or investment banking firm to assist in identifying potential buyers, or (iii) engaged in sale negotiations with any party. In the event a sale is not pending (which management of the Company is not in a position to know as it has not contacted these entities), it is highly likely that there may be some strategic or financial buyers that are not aware of the desire of the management teams of these companies to sell. This is particularly true if these businesses have elected to conduct a limited auction (or no auction at all) in order to avoid alerting competitors, suppliers, customers and/or employees of a pending change in the ownership of these entities.

Once identified in the Registration Statement, however, as candidates with which Messrs. Hughes and Lewis previously had discussions, strategic and financial buyers that may not have been previously aware of the management teams’ desire to sell their businesses will have direct evidence at hand as to the fact these businesses are open to being acquired. If this occurs, the Company believes the potential acquisition of either of these companies would be jeopardized, as this identification will serve as notice to the Company’s competitors (be they strategic or financial buyers) that the businesses are potentially open to being acquired, and the Company cannot (and will not be in a position to) open discussions with these businesses until the public offering is completed and the quiet period has expired. In the meantime, an “interloper” will be free to negotiate and obtain a no-shop agreement or definitive purchase agreement that would potentially make impossible the Company’s combination with either or both of such target businesses. As Good Earth Teas is now no longer available for acquisition, the public identification of the other two candidates could result in these businesses being “off the market” by the time the Company is then able to engage in discussions with them. For these reasons, the Company

Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111

Duc Dang, Esq.

U.S. Securities and Exchange Commission

December 12, 2005

believes that the public disclosure of the identities of these target businesses would jeopardize their acquisition by the Company to an extent not present in the absence of such public identification.

Prospectus Cover Page

4. The table on the prospectus cover page has been revised per the Staff’s comment.

5. The Amendment includes disclosure throughout the prospectus indicating that the deferred underwriting discounts and commissions are excluded from the calculation of 80% of the amount on deposit in the trust account.

Prospectus Summary, page 1

6. We have noted the Staff’s comment and have sought to ensure that future marked copies, including those of the Amendment, are and will be accurately marked.

Use of Proceeds, page 32

7. The table has been revised as requested by the Staff.

8. The Company has revised the third paragraph on page 33 to accurately state the use of excess working capital.

9. The advisory fee no longer applies and is no longer included in underwriting compensation.

10. The reference to the confidentiality request has been removed and the disclosure now accurately states that the information was provided supplementally to the Staff.

Principal Stockholders, page 73

11. In response to the Staff’s comment, if the offering size is increased, a new form of preliminary prospectus will be recirculated prior to effectiveness. This will assure that if this risk materializes, investors will be appropriately informed concerning the realized risk of future dilution.

12. The Staff’s comment has been addressed by the re-insertion of Mr. O’Brien’s name to the list of persons identified as promoters.

Part II

Exhibits

Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111

Duc Dang, Esq.

U.S. Securities and Exchange Commission

December 12, 2005

13. The revised Underwriting Agreement that is filed with the Amendment does not contain the language which was the subject matter of the Staff’s prior comment. We refer the Staff to Section 9 of the revised form of Underwriting Agreement filed herewith.

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The Company will furnish the letter called for in the Staff’s closing comments later today. The Company appreciates the Staff’s comments and looks forward to the Staff’s review of the Amendment.

Very Truly Yours,

/s/ Robert W. Walter

Robert W. Walter

cc: Boulder Specialty Brands, Inc.

RWW

Enclosures

Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado 80111